Quantum Leap Acquisition Corp

Willow Workplace Menlo Park, 80 Willow Road

Menlo Park, California 94025

April 28, 2026

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Pam Howell

Re: Quantum Leap Acquisition Corp

Registration Statement on Form S-1/A.

File No. 333-293359

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Quantum Leap Acquisition Corp (the “Company”) respectfully requests that the effective date of the registration statement referred to above (the “Registration Statement”) be accelerated so that it will become effective at 4:30 p.m., Eastern Time, on April 30, 2026, or as soon thereafter as possible. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Sichenzia Ross Ference Carmel LLP by calling Marc Ross, Esq., at 212-398-5541; or Sharon Carroll, Esq. at 212-981-6767.We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Sichenzia Ross Ference Carmel LLP, Attention: Marc Ross, by facsimile to (212) 398-5541 or email at mross@srfc.law.

If you have any questions regarding this request, please contact Marc Ross, Esq., of Sichenzia Ross Ference Carmel LLP at 212-398-5541, or Sharon Carroll, Esq. of Sichenzia Ross Ference Carmel LLP at 212-981-6767.

Very truly yours,

By:	/s/Kervin Pillay
Name:	Kervin Pillay
Title:	Chief Executive Officer

cc:	Marc Ross, Sichenzia Ross Ference Carmel LLP